UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 17, 2015

PARAMOUNT GOLD AND SILVER CORP.

(Exact name of registrant as specified in its charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-33630	20-3690109
(Commission File Number)	(IRS Employer Identification No.)

665 Anderson Street

Winnemucca, Nevada

89445

(Address of Principal Executive Offices)

(775) 625-3600

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2 below):

[×]     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ]    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On March 17, 2015, Paramount Gold and Silver Corp. (“Paramount”) issued a press release announcing that it has set a date for a special meeting of its stockholders at which stockholders will be asked, among other things, to adopt the previously announced Agreement and Plan of Merger with Coeur Mining, Inc. (“Coeur”), providing for the acquisition of Paramount by Coeur and, prior to such acquisition, the spin-off of Paramount’s mining assets in Nevada to Paramount’s stockholders. Paramount stockholders of record as of the close of business on February 24, 2015 are entitled to receive notice of, and to vote at, the special meeting. The special meeting will be held on April 17, 2015, at 10:00 a.m. local time, at The Westin Hotel, 321 North Fort Lauderdale Beach Boulevard, Ft. Lauderdale, Florida.

Cautionary Statement Regarding Forward-Looking Statements

This communication and related documents may include “forward-looking statements” including, but not limited to, statements related to the anticipated benefits of (and timing of the transactions contemplated by) the previously announced Agreement and Plan of Merger. Forward-looking statements are statements that are not historical fact and are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements including fluctuations in the price of gold, inability to complete drill programs on time and on budget, and future financing ability. Paramount’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Words such as “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to: uncertainties involving interpretation of drilling results, environmental matters, lack of ability to obtain required permitting, equipment breakdown or disruptions, and the other factors described in Paramount’s Annual Report on Form 10-K for the year ended June 30, 2014 and its most recent quarterly reports filed with the United States Securities and Exchange Commission (the “SEC”).

Except as required by applicable law, Paramount disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Additional Information and Where to Find It

The proposed transaction will be submitted to Paramount’s stockholders for their consideration. In connection with the proposed transaction, Coeur has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Coeur and Paramount that also constitutes a prospectus of Coeur (which registration statement was declared effective on March 16, 2015). In addition, Paramount Gold Nevada Corp. (“SpinCo”), a subsidiary of Paramount, has filed a registration statement on Form S-1 that will constitute a prospectus of SpinCo (which registration statement has not yet been declared effective). Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC, because they contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents that Coeur and Paramount filed with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Paramount free of charge by directing a request to ctheo@paramountgold.com, or from Coeur free of charge by directing a request to investors@coeur.com.

Participants in Solicitation

Paramount, Coeur, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of Paramount’s directors and executive officers may be found in Paramount’s Annual Report on Form 10-K for the year ended June 30, 2014, which was filed with the SEC on September 9, 2014, and its definitive proxy statement for its 2014 Annual Meeting, which was filed with the SEC on October 24, 2014. Investors and security holders may obtain information regarding the names, affiliations and interests of Coeur’s directors and executive officers in Coeur’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 20, 2015, and its proxy statement for its 2014 Annual Meeting, which was filed with the SEC on March 31, 2014. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction.

Item 9.01. Financial Statements and Exhibits.

(d)     List of Exhibits

Exhibit No.	Description
99.1	Press Release, dated March 17, 2015, announcing the date of the Paramount special stockholders meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARAMOUNT GOLD AND SILVER CORP.

Date: March 18, 2015	By:	/s/ Christopher Crupi
	Name:	Christopher Crupi
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated March 17, 2015, announcing the date of the Paramount special stockholders meeting.